Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

March 9, 2022

Erin Purnell

Sonia Bednarowski

Division of Corporation Finance

Office of Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Goldenstone Acquisition Limited

Amendment No. 6 to Registration Statement on Form S-1

Filed March 7, 2022

File No. 333-257209

Dear Ms. Purnell and Ms. Bednarowski:

On behalf of our client, Goldenstone Acquisition Limited, a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated March 8, 2022 (the “Comment Letter”) regarding Amendment No. 6 (“Amendment No. 6”) to the Company’s Registration Statement on Form S-1. Concurrent herewith, we are filing Amendment No. 7 to the Company’s Registration Statement reflecting the changes set forth below (the “Amended Registration Statement”). For ease of reference, we have reproduced the comments below in bold with our response following each comment.

Management, page 88

1. Please provide the missing information in Mr. McKeage’s biography in a pre-effective amendment.

RESPONSE: Page 89 in the Amended Registration Statement has been revised to provide the missing information.

Exhibits

2. We note that you have amended your Warrant Agreement filed as Exhibits 4.5 to remove the statement that the exclusive forum provision does not apply to actions arising under the Securities Act. To the extent that the exclusive forum provision in your Warrant Agreement does not apply to actions arising under the Securities Act, please tell us how you will inform investors in future filings. In this regard, we note your disclosure on page 50 that the exclusive forum agreement in the Warrant Agreement will not apply to any complaint asserting a cause of action arising under the Securities Act. Alternatively, if the Warrant Agreement does apply to actions arising under the Securities Act, please revise your prospectus accordingly, and state that there is uncertainty as to whether a court would enforce such a provision. Please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

RESPONSE: Exhibit 4.5 has been revised to clarify that the exclusive forum provision does not apply to actions under the Securities Act or the Exchange Act. We have made corresponding changes in the Rights Agreement as well. The Amended Registration Statement reflects this as well. An amended Exhibit 4.5 and Exhibit 4.6 are filed as exhibits to the Amended Registration Statement.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso Partner

Los Angeles      New York       Chicago       Nashville       Washington, DC       Beijing       Hong Kong       www.loeb.com

A limited liability partnership including professional corporations